Exhibit 21.1

Subsidiaries of I-many, Inc.

Name	Jurisdiction of Organization

Provato, Inc.	California
ChiCor, Inc.	Delaware
Intersoft International, Inc.	Delaware
I-many International Limited	United Kingdom
I-many Software Private Limited	India (established 2003)